CORPORACION
MAPFRE

EDIFICIO MAPFRE, CTRA. DE POZUELO A MAJADAHONDA, 52 - 28220 MAJADAHONDA (MADRID)
TEL. (+34) 915 81 11 00 - FAX (+34) 915 81 11 34

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3-2
Washington D.C. 20549
U.S.A.

Madrid, 15 September 2004

Dear Sirs,

Re: CORPORACION MAPFRE, S.A., File number 82/1987

Enclosed is a copy of the information recently sent to the Comisión Nacional del Mercado de Valores, submitted to you in order to maintain our exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our letter of 9 September 1991 has not changed.

Yours truly,

Luigi Lubelli
Finance Director

An introduction to

CORPORACIÓNMAPFRE

Madrid, September 2004



A profile of SISTEMA MAPFRE

- Spain's leading insurance group, with a market share of 13.9%[1].
- Strongest brand name and widest distribution network of any Spanish insurer.
- One of the largest insurers in Latin America, present in 12 countries.
- Strategic alliance with CAJA MADRID, Spain's 4th largest financial institution.
- Financial strength ratings of 'A+ (superior)/ positive outlook' by AM Best, and 'AA/stable outlook' by Standard & Poor's.
- CORPORACIÓN MAPFRE, the Group's main listed holding company and subsidiary of MAPFRE MUTUALIDAD, allows investors to share in MAPFRE's growth.

	2001	2002	2003	% 03/02	1H 04
Consolidated revenues	8,933.0	9,305.2	**9,249.6**	-0.6%	**5,771.3**
Pretax result	316.1	440.0	**606.0**	37.7%	**377.6**
Net result	245.0	327.0	**446.4**	36.5%	**275.3**
Equity [2]	2,216.5	2,204.7	**2,496.0**	13.2%	**1,563.9**
Total assets	16,495.4	18,109.8	**22,483.5**	24.2%	**24,288.5**
Funds under management	19,276.0	20,760.0	**25,677.2**	23.7%	**22,960.9**
Non-life combined ratio [3]	98.3	96.2	**92.6**	---	**90.8**

Figures as of December 2003	Spain	Other Countries	Total
Employees	10,064	8,541	18,605
Offices and delegations	2,725	804	3,529

1) Source: ICEA, as of December 2003.
2) Includes minority shareholders.
3) (Net claims incurred + variation of other technical reserves + net operating expenses + profit sharing and returns – other technical income + other technical expenses) / net premiums earned.

Million euros

MAPFRE:
Evolution of the market share in Spain



Total Market
Non-Life
Life
3.8%
6.9%
5.0%
7.5%
0.5%
0.9%
7.2%
5.7%
8.7%
6.5%
0.8%
1.3%
8.3%
9.1%
0.4%
1998
2003
1998
2003
1998
2003
MAPFRE MUTUALIDAD
CORPORACIÓN MAPFRE
FINISTERRE
MUSINI

Figures shown refer to total premiums. 1998 figures include the premiums of the insurance subsidiaries of CAJA MADRID.
Source: ICEA

Estimated market shares in Spain: Total Direct Insurance[1]



14.6%
10.3%
4.3%
7.1%
5.6%
4.5%
4.0%
3.9%
3.8%
3.2%
3.1%
3.1%
2.9%
MAPFRE
ALLIANZ
GENERALI
AVIVA
AXA
ZURICH
CAIFOR
GRUPO CATALANA OCCIDENTE
CASER
BBVA SEGUROS
WINTERTHUR
MAPFRE MUTUALIDAD
CORPORACIÓN MAPFRE

1) Source: ICEA, figures as of March 2004.

MAPFRE MUTUALIDAD

- MAPFRE MUTUALIDAD, together with CORPORACIÓN MAPFRE and their respective subsidiaries, forms SISTEMA MAPFRE, the leading insurance group in the Spanish market.
- It is the largest Motor insurer in Spain, with a market share of over 17.5% in 2003 (20.0% taking into account SISTEMA MAPFRE as a whole).
- It is distinguished by its consistent focus on technical profitability, which is based on:
  - Tariffs that reflect risks underwritten;
  - The internalisation of often outsourced activities such as adjusting and medical services;
  - CESVIMAP, its research center dedicated to the study of methods to ensure top-quality car repairs at the lowest possible cost.
- MAPFRE MUTUALIDAD has consistently achieved an underwriting profit.
- In 2003, its solvency margin was equal to 6.2x the minimum legal requirement.

	2001	2002	**2003**	% 03/02	1H 04
Premiums written	1,539.9	1,713.9	**1,866.5**	8.9%	**1,104.6**
Gross Result[1]	121.9	156.8	**256.6**	63.6%	**174.6**
Net Result	98.1	120.3	**200.8**	66.9%	**136.7**
Capital and reserves	788.4	900.5	**1,104.3**	22.6%	**1,277.4**
Loss ratio	80.9	77.1	**76.0**	—	**73.1**
Expense ratio	14.1	14.5	**14.4**	—	**14.8**
Combined ratio	95.0	91.6	**90.4**	—	**87.9**
ROE	13.2	14.3	**20.0**	—	---

1) Before tax, minority interests, and amortisation of goodwill and portfolio acquisition costs.

Million euros

SISTEMA MAPFRE:
Organisation chart



MAPFRE MUTUALIDAD
56%
CORPORACIÓN MAPFRE
51%
MAPFRE CAJA MADRID HOLDING
100 %
MAPFRE INMUEBLES
85 %
MAPFRE AMÉRICA
88%
MAPFRE RE
100%
MAPFRE ASISTENCIA
MAPFRE SEGUROS GENERALES
100%
100%
MAPFRE VIDA
100%
MAPFRE INDUSTRIAL
100%
MUSINI VIDA
MAPFRE CAUCIÓN Y CRÉDITO
100%
GESMADRID CAJA MADRID BOLSA CAJA MADRID PENSIONES
30%
MUSINI S.A.
98%
MAPFRE CAJA SALUD
100%
COMMERCIAL INSURANCE UNIT
Direct Insurance subsidiaries in 11 countries
Subsidiaries, branches and representative offices in 14 countries
MAPFRE REINS. CORP. (USA)
Subsidiaries, branches, agencies and representative offices in 36 countries. Services for the elderly through MAPFRE ASISTENCIA ORO and QUAVITAE
NON-LIFE
LIFE AND SAVINGS
DOMESTIC BUSINESS
INTERNATIONAL BUSINESS

Strategy

- The strategy of SISTEMA MAPFRE aims to achieve the following goals:
  - Strengthen the Group's leading position in the insurance market of the Iberian Peninsula
  - Consolidate the presence in Latin America
  - Boost the development of CORPORACIÓN MAPFRE and the value of its shares
  - Optimise the results of the alliance with CAJA MADRID
  - Promote the international development of the Reinsurance and Assistance units
  - Further refine the structure and operation of the distribution network in Spain
  - Increase the growth of corporate insurance
  - Apply cutting-edge technology
  - Improve the quality and training level of human resources.

CORPORACIÓN MAPFRE:
Growth in Non-life premiums



98-03 CAGR: 13.7%
1,898
2,004
2,499
3,129
3,357
3,599
2,501
1998
1999
2000
2001
2002
2003
1H 04

CAGR = Compound Annual Growth Rate

Million euros

CORPORACIÓN MAPFRE:
Growth in managed savings[1]



98-03 CAGR: 23.4%
6,717
7,571
11,178
14,102
15,320
19,228
20,448
1998
1999
2000
2001
2002
2003
1H 04
Mutual Funds
Pension Funds (2)
Technical Provisions (3)

1) Figures do not include funds managed by the asset management subsidiaries of CAJA MADRID.
2) Including 635.4, 663.8 and 704.3 million euro in 2001, 2002 and 2003 respectively, corresponding to defined benefit funds entered into through a Life insurance contract.
3) Life insurance reserves plus other technical reserves.

Million euros

CORPORACIÓN MAPFRE:
Combined ratio(1)



107.2%
106.1%
104.2%
102.2%
101.3%
96.5%
93.9%
1998
1999
2000
2001
2002
2003
1H 04

1) (Net claims incurred + variation of other technical reserves + net operating expenses + profit sharing and returns – other technical income + other technical expenses) / net premiums earned. Figures relative to the Non-Life technical account.

CORPORACIÓN MAPFRE:
Evolution of the net profit and ROE



98-03 CAGR: 16.9%
64.8
69.9
91.9
96.2
113.4
141.3
92.3
7.7%
7.9%
9.1%
8.4%
10.1%
13.0%
1998
1999
2000
2001
2002
2003
1H 04
Net profit
ROE
Million euros

CORPORACIÓN MAPFRE:
Shareholding structure[1]


2002
31.1%
55.2%
13.7%
2003
29.7%
55.2%
15.1%
30.06.04
26.4%
55.7%
17.8%
MAPFRE MUTUALIDAD
Foreign investors
Spanish investors

1) Figures as of 30.06.04 take into account the rights issue carried out in April 2004.



A comparison of the European insurance markets


= market size
6,000
5,000
4,000
3,000
2,000
1,000
10,000
20,000
30,000
40,000
50,000
Average GDP
per capita = EUR 21,937
Average premium
per capita = EUR 1,897
CH
IR
UK
B
NL
DK
F
SF
NO
L
S
I
D
SLO
E
P
PL
SK
LAT
CZ
M
CYP
GR
H
LIT

UK: United Kingdom; D: Germany; F: France; I: Italy; NL: Netherlands; E: Spain; CH: Switzerland; B: Belgium; S: Sweden; IR: Ireland; DK: Denmark; A: Austria; SF: Finland; NO: Norway; P: Portugal; L: Luxemburg; PL: Poland; GR: Greece; CZ: Czech Republic; H: Hungary; SLO: Slovenia; SK: Slovakia; CYP: Cyprus; M: Malta; LAT: Latvia; LIT: Lithuania; Estonia: figures not available.

Source: own calculations using SIGMA 3/2004 data.

Spain: convergence with the EU/EEA



GDP per capita
100%
66.1%
74.7%
74.6%
74.7%
78.7%
82.5%
1998
1999
2000
2001
2002
2003



Premium per capita
100%
47.4%
52.1%
56.4%
54.0%
60.6%
53.2%
1998
1999
2000
2001
2002
2003

Spain as a % of the EU/EEA average

Source: own calculations using SIGMA data.

Spanish Market vs. EU/EEA: Penetration (premiums as a % of GDP)

TOTAL PREMIUMS AS A % OF GDP


6.9
5.2
7.6
5.7
8.2
6.7
8.9
6.3
8.8
6.8
8.6
5.6
1998
1999
2000
2001
2002
2003
TOTAL EU/EEA
TOTAL SPAIN

PREMIUMS AS A % OF GDP - LIFE BUSINESS


4.0
2.5
4.7
3.0
5.3
3.9
5.5
3.3
5.3
3.7
5.0
2.4
1998
1999
2000
2001
2002
2003
LIFE EU/EEA
LIFE SPAIN

PREMIUMS AS A % OF GDP - NON-LIFE BUSINESS


2.9
2.7
2.9
2.7
2.8
2.8
3.4
2.9
3.5
3.1
3.6
3.2
1998
1999
2000
2001
2002
2003
NON LIFE - EU/EEA
NON LIFE - SPAIN

Source: own calculations using SIGMA data.

Breakdown of the Spanish market by branch of business


2002
NON LIFE 44%
LIFE 56%


2003
LIFE 43%
NON LIFE 57%


March 2004
LIFE 42%
NON LIFE 58%

Source: ICEA.

The Spanish insurance market: Market shares by branch of business

Life (Reserves)



11.2%
10.5%
7.7%
6.0%
5.1%
4.7%
3.9%
2.9%
2.8%
2.5%
CAIFOR
CORPORACIÓN MAPFRE
BBVA SEGUROS
GENERALI
AVIVA
SCH SEGUROS
ALLIANZ
CASER
AXA
ZURICH

Non-Life (Premiums)



17,1%
9.7%
7.4%
8.2%
5.6%
5.5%
5.5%
4.0%
4.0%
3.4%
3.3%
2.8%
MAPFRE
ALLIANZ
ZURICH
AXA
GENERALI
WINTERTHUR
CATALANA OCCIDENTE
CASER
MUTUA MADRILEÑA
ADESLAS
MAPFRE MUTUALIDAD
CORPORACIÓN MAPFRE

Source: ICEA, figures as of March 2004.

Funds under management: Ranking by groups



70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
SAN
BBVA
CAIXA
MAPFRE*
CAJA MADRID*
POPULAR
ACF
BANKINTER
SABADELL
IBERCAJA
Mutual Funds
Pension Funds
Mathematical Reserves

* CORPORACIÓN MAPFRE has an indirect 51% stake in MAPFRE VIDA and its asset management subsidiaries and a direct 30% stake in CAJA MADRID's asset management subsidiaries.

Source: own calculations using ICEA and INVERCO data as of March 2004.

Million euros

MAPFRE VIDA

- MAPFRE VIDA operates in Life insurance and in the Mutual and Pension fund businesses in Spain and Portugal.
- It ranks as Spain's second largest Life insurer by volume of technical reserves in 2003.
- Its products are distributed through the following channels:
  - SISTEMA MAPFRE's network: Life insurance, Mutual and Pension funds;
  - Caja Madrid channel: Life insurance.
- Furthermore, MAPFRE VIDA operates its own network, which in 2003 comprised 33 branches and 144 specialised agents that sell all its products.
- MAPFRE VIDA also ranks as the largest asset manager among Spanish insurers, with a market share of 1.2%(1) in mutual funds and 2.8%(1)(2) in pension funds, and with total funds under management of €3,898 million in 2003(2).

	2001	2002	2003(3)	% 03/02	1H 04
Technical Reserves	7,822.5	9,186.1	**9,977.3**	8.6%	**10,325.9**
Investment Funds	2,202.3	1,968.7	**2,340.7**	18.9%	**2,468.0**
Pension Funds (2)	1,217.1	1,343.1	**1,557.3**	15.9%	**1,602.6**
Funds under management MAPFRE VIDA	10,606.5	11,834.1	**13,171.0**	11.3%	**14,396.5**
Funds under management MUSINI VIDA	1,077.5	1,272.5	**1,148.7**	-9.7%	**1,129.5**
Third-party funds under management	11,684.0	13,106.6	**14,319.7**	9.3%	**15,526.0**
Clients - Investment Funds	114,476	106,435	**112,363**	5.6%	**111,695**
Clients - Pension Funds	89,752	112,118	**125,365**	11.8%	**124,875**
Written and accepted premiums	2,647.0	2,229.6	**1,651.4**	-25.9%	**859.1**
Gross result (4)	96.3	103.1	**123.7**	20.0%	**69.5**
Net result	69.9	75.9	**86.0**	13.3%	**49.6**
Equity	350.2	373.9	**403.9**	8.0%	**419.6**
Expense Ratio (5)	1.4%	1.2%	**1.1%**	---	---
ROE	21.1	21.0	**22.1**	---	---

1) Source: Own calculations using INVERCO data.
2) Including defined benefit plans.
3) MUSINI VIDA, which was consolidated for the first time in October 2003, specialises in the group Life insurance and savings business. MAPFRE VIDA acquired it in 2003 through a privatisation process organised by SEPI.
4) Before tax, minority interests, and amortisation of goodwill and portfolio acquisition costs.
5) (Net operating expenses + profit sharing and returns – other technical income + other technical expenses) / average Life and unit-linked reserves.

Million euros

MAPFRE SEGUROS GENERALES

- MAPFRE SEGUROS GENERALES is Spain's leading Non-Life (excl. Motor) insurer.
- It focuses on products for individuals and small businesses, which are characterised by a relatively stable claims pattern and comparatively higher margins.
- In the Canary Islands it also operates in Motor insurance through MAPFRE GUANARTEME, the only subsidiary of this company and of CORPORACIÓN MAPFRE active in this business in Spain.
- It distributes its products mainly through SISTEMA MAPFRE's network and through the CAJA MADRID bank channel. Additionally, its subsidiary MAPFRE FINISTERRE has its own network comprised of 157 offices.
- MAPFRE SEGUROS GENERALES has consistently obtained an underwriting profit.

	2001 (1)	2002	2003	% 03/02	1H 04
Personal accidents	68.6	84.6	100.2	18.4%	54.2
Marine	3.1	3.9	4.0	2.9%	2.4
Fire - Property	7.1	10.7	12.6	17.7%	6.1
Motor civil liability	74.7	87.2	99.8	14.5%	57.8
Motor other risks	23.1	27.4	31.9	16.6%	18.0
Civil Liability	9.7	12.2	14.0	14.4%	8.2
Burial	111.6	151.3	159.5	5.4%	192.6
Home combined	194.5	235.5	276.9	17.6%	159.7
Condominiums combined	60.6	72.8	86.5	18.8%	53.6
Industrial risks	5.2	10.4	7.4	-28.6%	5.2
Commercial risks	78.8	70.3	86.1	22.5%	51.5
Assistance	4.2	6.2	8.0	29.0%	—
Health	2.8	3.7	3.5	-5.7%	—
Life	11.2	10.4	5.5	-47.1%	2.8
Premiums Written	655.2	786.6	895.9	13.9%	612.1
Gross Result (2)	66.3	76.6	84.2	9.9%	47.7
Net result	38.2	40.3	46.8	16.1%	28.4
Equity	193.0	207.3	190.2	-8.3%	196.1
Loss Ratio	62.3	62.0	65.7	—	66.2
Expense Ratio	29.7	30.2	29.4	—	26.2
Combined Ratio	92.0	92.2	95.1	—	92.4
ROE	27.6	20.1	23.5	—	—

1) MAPFRE FINISTERRE is consolidated from April 2001 onwards.
2) Before tax, minority interests and amortisation of goodwill and portfolio acquisition costs.

Million euros

COMMERCIAL INSURANCE UNIT

- The COMMERCIAL INSURANCE UNIT offers specific insurance products and complementary services for corporate customers.
- This Unit is comprised of three companies specialised by type of risk:
  - MAPFRE CAUCIÓN Y CRÉDITO: Credit and Surety business;
  - MAPFRE INDUSTRIAL: insurance for small- and medium-sized companies (SMEs);
  - MUSINI S.A.: insurance covers for large industrial risks.

- The COMMERCIAL INSURANCE UNIT distributes its products mainly through brokers. A significant proportion of the Credit and Surety insurance business and of the products for SMEs is distributed directly and through SISTEMA MAPFRE's network.
- This Unit carries on its activity primarily in Spain, and also offers its services to companies with an international presence, especially in Europe and Latin America.
- It is the leading player in the Spanish Industrial Insurance market, with a 20.3% share in 2003.
- At present, the subsidiaries of the COMMERCIAL INSURANCE UNIT are integrated only from an operating and management perspective. Their legal integration is expected to be carried out in the future through the appropriate corporate restructuring operations.

COMMERCIAL INSURANCE UNIT: MAPFRE CAUCIÓN Y CRÉDITO

- MAPFRE CAUCIÓN Y CRÉDITO is Spain's 3rd largest Credit and Surety insurer with a 16.5% market share in 2003.
- It is a fast-growing company in a market with high barriers to entry.
- It can boast a claims ratio below market average, supported by a prudent underwriting.
- MAPFRE CAUCIÓN Y CRÉDITO is developing small, specialised subsidiaries in Brazil, Mexico, Chile and Portugal, within a framework characterised by strict technical control.

	2001	2002	2003	% 03/02	1H 04
Premiums written	70.7	85.3	**104.6**	22.6%	**68.3**
Gross result (1)	5.7	7.1	**9.9**	39.4%	**6.0**
Net result	3.2	4.6	**6.1**	32.6%	**3.7**
Equity	17.5	18.0	**19.1**	5.9%	**19.6**
Gross Loss Ratio (2)	70.1	69.8	**60.8**	---	**62.5**
Gross Expense Ratio (2)	10.5	32.4	**30.5**	---	**24.5**
Net Other Non-Technical Income	-3.4	-4.9	**-4.3**	---	**-5.6**
Reinsurance result (2)	19.5	4.8	**-1.7**	---	**-14.5**
Combined Ratio (3)	96.7	102.1	**85.3**	---	**66.9**
ROE	19.3	25.9	**32.9**	---	**---**

1) Before tax, minority interests, and amortisation of goodwill and portfolio acquisition costs.

2) As a percentage of gross premiums earned.

3) As a percentage of net premiums earned.

Million euros

COMMERCIAL INSURANCE UNIT: MAPFRE INDUSTRIAL

- MAPFRE INDUSTRIAL is the leading company in the SMEs segment of the Spanish Insurance market.

- MAPFRE INDUSTRIAL offers to its customers insurance coverage, as well as complementary risk prevention and management services.

- The Company consistently outperforms the market thanks to:

  - A considerably faster growth rate;
  - A significantly lower combined ratio.

- These results reflect:

  - The quality of the service it provides through Spain's widest distribution network;
  - Rigorous underwriting and tarification;
  - Cost containment.

	2001	2002	**2003**	% 03/02	1H 04
Premiums written	203.4	346.4	**444.3**	28.3%	**317.7**
Gross result (1)	12.8	18.6	**27.6**	48.4%	**19.6**
Net result	8.2	12.1	**17.8**	47.1%	**12.7**
Equity	40.7	42.0	**51.6**	22.9%	**63.9**
Loss Ratio	74.8	71.8	**71.4**	---	**69.1**
Expense Ratio	23.2	21.4	**21.6**	---	**19.0**
Combined Ratio	98.0	93.2	**93.0**	---	**88.1**
ROE	21.9	29.2	**38.0**	---	---

1) Before tax, minority interests, and amortisation of goodwill and portfolio acquisition costs.

Million euros

COMMERCIAL INSURANCE UNIT: MUSINI S.A.

- MUSINI S.A. is the leading company in the large industrial and institutional risks segment of the Spanish insurance market.

- The company stands out for:
  - Its high quality customer portfolio, which includes many of the largest Spanish companies;
  - Its competent staff.

- MUSINI S.A. will transfer, in exchange for shares in each company:
  - Its industrial insurance business to MAPFRE INDUSTRIAL;
  - Its accidents insurance business to MAPFRE SEGUROS GENERALES;
  - Its life insurance business to MAPFRE VIDA.

- After the completion of these transfers, MUSINI S.A. will be absorbed by MAPFRE CAJA MADRID HOLDING.

	1H 04
Premiums written	216.1
- of which Life	39.8
Technical result: Non Life	8.0
Technical result: Life	-1.0
Gross result [1]	24.7
Net result	17.6
Equity	152.1
Loss Ratio	74.5
Expense Ratio	-13.4
Combined Ratio	61.1
ROE	---

1) Before tax, minority interests, and amortisation of goodwill and portfolio acquisition costs.

Figures in this table refer to the consolidated accounts of MUSINI S.A., and do not include any adjustment related to any potential change in the legal structure of the COMMERCIAL INSURANCE UNIT.

Million euros

MAPFRE CAJA SALUD

- MAPFRE CAJA SALUD operates in the Spanish Health insurance market, in which it ranks 4th with a 7.7% share in 2003.
- It distributes its products mainly through SISTEMA MAPFRE's network, the CAJA MADRID bank channel and brokers. It also has its own specific distribution network, which comprised 10 branches and 91 employees in 2003.
- Its key competitive advantages are:
  - The widest product range and distribution network of any Spanish Health insurance company;
  - Its strong brand.

	2001	2002	**2003**	% 03/02	**1H 04**
Premiums written	219.3	246.1	**277.1**	12.6%	**321.8**
- Agents network (1)	212.2	237.2	**265.5**	11.9%	**306.8**
- Bank network	7.1	8.9	**11.6**	29.9%	**15.0**
Gross result (2)	8.9	13.8	**14.5**	5.1%	**6.1**
Net result	4.6	7.1	**7.7**	8.5%	**1.2**
Equity	77.3	83.4	**91.1**	9.3%	**92.4**
Loss Ratio	80.8	80.4	**80.6**	—	**82.1**
Expense Ratio	15.6	17.0	**17.0**	—	**16.5**
Combined Ratio	96.4	97.4	**97.6**	—	**98.6**
ROE	7.0	8.8	**8.8**	—	—
Number of policyholders	634,490	724,483	**856,621**	18.2%	**703,371**

Premiums and policyholders figures are shown on a whole-year basis, independently of the date on which companies were acquired

1) Including brokers.

2) Before tax, minority interests, and amortisation of goodwill and portfolio acquisition costs.

Million euros

Other subsidiaries

- MAPFRE INMUEBLES provides real estate services to other companies in SISTEMA MAPFRE. It also undertakes housing development projects.

- CORPORACIÓN MAPFRE has a 30% shareholding in the following subsidiaries of the CAJA MADRID group:

  - GESMADRID: the 4th largest mutual fund manager in Spain with €9.1 billion under management and a 4.6% market share as of December 2003;
  - CAJA MADRID PENSIONES: the 7th largest pension fund manager in Spain with €2.3 billion under management and a 4.0% market share as of December 2003;
  - CAJA MADRID BOLSA: stock brokerage house.

MAPFRE AMÉRICA

- MAPFRE AMÉRICA is the holding company for the American direct insurance subsidiaries.
- It operates, through its subsidiaries, in 11 countries in Central America, the Caribbean and South America.
- The greater part of its premiums comes from Motor insurance, while the remaining comes primarily from General, Health and Accident insurance. Its portfolio is predominantly composed of personal lines.
- Its subsidiaries distribute their products primarily through brokers. In addition, they have their own network of 817 offices and distribution agreements with bank networks.
- It is one of the leading foreign groups in the Non-Life insurance market of the region, with a 4.3% estimated market share in 2002[1]
- CAJA MADRID has a 10% shareholding in MAPFRE AMÉRICA.

	2001	2002	**2003**	% 03/02	1H 04
Premiums Written	1,516.5	1,341.1	**1,235.9**	-7.8%	**658.6**
Gross result [2]	36.2	56.3	**52.0**	-7.6%	**33.9**
Net result	18.1	26.5	**37.8**	42.6%	**24.2**
Equity	559.8	535.0	**500.7**	-6.4%	**523.3**
Loss Ratio	70.9	76.8	**69.3**	---	**66.8**
Expense Ratio	34.9	35.7	**32.9**	---	**32.9**
Combined Ratio	105.8	112.5	**102.2**	---	**99.7**
ROE	3.5	4.8	**7.3**	---	---

1) Source: own calculations using SIGMA 8/2003, and Fundación MAPFRE Estudios data.
2) Before tax, minority interests, and amortisation of goodwill and portfolio acquisition costs.

Million euros

MAPFRE AMÉRICA:
Premiums and profits by country

COMPANY	PREMIUMS 2001	2002	2003	% 03/02	Local currency % 03/02	1H 04	GROSS RESULT (1) 2001	2002	2003	% 03/02	Local currency % 03/02	1H 04
MAPFRE ARGENTINA	220.6	94.1	139.2	47.9%	58.3%	**76.6**	8.5	-2.3	3.4	---	---	3.4
MAPFRE VERA CRUZ (BRAZIL)	284.5	236.0	223.5	-5.3%	19.7%	**129.2**	0.4	6.0	8.2	36.7%	70.7%	3.8
MAPFRE S.G. COLOMBIA	42.4	40.6	37.1	-8.6%	26.0%	**21.3**	0.1	2.1	2.1	---	38.9%	1.2
MAPFRE S.G. CHILE	58.9	75.1	79.0	5.2%	22.0%	**51.5**	1.4	1.5	2.7	80.0%	99.3%	2.0
LA CENTRO AMERICANA (EL SALVADOR)	29.3	33.6	27.9	-17.0%	-0.6%	**14.9**	1.1	1.8	1.8	---	22.7%	1.0
MAPFRE TEPEYAC (MEXICO)	311.5	352.8	306.8	-13.0%	14.6%	**139.5**	9.7	13.9	6.3	-54.7%	-40.5%	4.7
MAPFRE PARAGUAY	7.7	7.3	6.9	-5.5%	26.4%	**3.8**	0.2	0.2	0.4	100.0%	148.5%	0.2
MAPFRE PERU	27.9	26.6	21.2	-20.3%	-5.3%	**11.8**	-2.8	-5.2	0.3	---	---	0.3
MAPFRE USA (PUERTO RICO)	222.7	222.1	200.6	-9.7%	7.9%	**108.0**	11.5	15.5	17.3	11.6%	32.7%	11.0
MAPFRE URUGUAY	11.3	13.4	6.9	-48.5%	-37.8%	**4.4**	0.8	-1.9	0.3	---	---	0.0
MAPFRE LA SEGURIDAD (VENEZUELA)	299.8	239.5	186.8	-22.0%	29.5%	**97.6**	20.0	30.2	18.9	-37.4%	4.0%	13.0

1) Before tax, minority interests, and amortisation of goodwill and portfolio acquisition costs.

Million euros

MAPFRE RE

- MAPFRE RE is a mid-sized, specialised reinsurer of strong solvency, rated 'A+/ positive outlook' by A.M. Best and 'AA- /stable outlook' by S&P.
- It offers reinsurance capacity by means of proportional and non-proportional contracts and facultative acceptances, for all branches of both Life and Non-life insurance.
- It has a direct presence in 16 countries through subsidiaries, branches and representative offices.
- Its franchise is particularly strong in Latin America, where it ranks among the leading reinsurers.
- Its business is concentrated to a large extent in short-tail property reinsurance, which gives it early visibility of its results and does not produce over time significant fluctuations of reserves from previous years.

	2001	2002	**2003**	%03/02	1H 04
Gross Premiums	687.9	760.1	**866.4**	14.0%	**561.9**
- of which Life	25.6	24.0	**30.7**	27.9%	**35.9**
Gross result [1]	-2.2	30.9	**42.2**	36.6%	**31.2**
Net result	0.8	22.7	**29.1**	28.2%	**19.3**
Equity	269.9	267.0	**325.6**	22.0%	**487.6**
Loss Ratio	80.3	60.9	**58.4**	---	**59.9**
Expense Ratio	31.2	37.4	**34.1**	---	**31.6**
-Acquisition expenses	28.9	35.0	**32.6**	---	**30.2**
-Administration expenses	2.3	2.4	**1.5**	---	**1.4**
Combined Ratio	111.5	98.3	**92.5**	---	**91.5**
ROE	0.3	8.5	**9.8**	---	---

1) Before tax, minority interests, and amortisation of goodwill and portfolio acquisition costs.

Million euros



MAPFRE RE:
Result of the renewal campaign of January 2004



100%
- 11%
89%
+ 15%
+ 37%
- 6%
135%
Total contracts to be renewed January 2004
Cancellations/ share reductions
Renewed treaties
Increase in portfolio
New business
Exchange rate effect
Estimated premium growth in 2004

MAPFRE ASISTENCIA

- MAPFRE ASISTENCIA and its subsidiaries offer:
  - Assistance insurance and services;
  - Ancillary services for insurance companies;
  - Outsourcing services for corporate customers and insurance companies.
- It has a direct presence in 37 countries.
- Its business is mainly focussed on corporate customers.
- Its products are primarily distributed through SISTEMA MAPFRE's network in Spain, and through the sales force of its subsidiaries abroad.
- In 2003, it reached a total of 42.3 million insured clients, with nearly 114 million beneficiaries, who were assisted on more than 2.4 million occasions.
- It is rated 'A+' by A.M. Best and 'A1' by Moody's Investors Service.

	2001	2002	**2003**	% 03/02	1H 04
Total Income	222.4	206.0	**238.4**	15.7%	140.3
- Premiums written	147.0	127.5	**131.3**	3.0%	83.4
- Other income	75.4	78.5	**107.1**	36.4%	56.9
Gross result [1]	4.4	5.3	**7.2**	35.8%	4.4
Net result	2.8	3.8	**3.8**	0.0%	2.5
Equity	50.9	48.7	**65.9**	35.3%	66.6
Loss Ratio	85.1	77.3	**76.5**	---	73.8
Expense Ratio	10.8	11.0	**14.1**	---	17.3
Net Other Non-Technical Income	0.2	1.9	**0.7**	---	-0.1
Combined Ratio	96.1	90.2	**91.3**	---	91.0
ROE	4.8	7.6	**6.6**	---	---

1) Before tax, minority interests, and amortisation of goodwill and portfolio acquisition costs.

Million euros

MAPFRE ASISTENCIA:
MAPFRE ASISTENCIA ORO

- MAPFRE ASISTENCIA ORO, a subsidiary of MAPFRE ASISTENCIA, is the specialised company through which MAPFRE is carrying out an ambitious project aimed at developing services for the elderly business in Spain based on:
  - The construction and management of retirement homes, residential complexes and day-care centres;
  - The combination of assistance services with insurance products.

- Within the framework of this project, CORPORACIÓN MAPFRE acquired a 35.3% stake in QUAVITAE, the leading company in this sector in Spain, in which it already controlled 21.5% of the share capital. CAJA MADRID holds the remainder of QUAVITAE's capital and will participate in the development of this business.
- MAPFRE ASISTENCIA has taken on the management of QUAVITAE, which it will eventually merge with MAPFRE ASISTENCIA ORO. Put together, these two companies make up the largest group in the services for the elderly business in Spain, being able to accommodate 3,700 people, of whom 1,000 in day-care centres, in 15 retirement homes. A further 5 retirement homes with 762 beds will be added over the next few years.
- In its strategic plan, CORPORACIÓN MAPFRE forecasts a total investment of €140 million in this sector over the next 5 years, 70% of which will be funded with debt and mortgage loans.

MAPFRE:
Spanish distribution network - 2003



66 19
PRINCIPALITY OF ASTURIAS
44 23
CANTABRIA
132 22
BASQUE COUNTRY
NAVARRA
51 6
GALICIA
203 41
LA RIOJA
16 5
CASTILE AND LEON
191 68
CATALONIA
383 219
ARAGON
78 24
BALEARIC ISLANDS
43 24
MADRID
184 1.014
C. VALENCIANA
316 104
CASTILE LA MANCHA
216 134
EXTREMADURA
103 21
REGION OF MURCIA
69 19
ANDALUSIA
503 138
CANARY ISLANDS
121 24
4 6
CEUTA
MELILLA
2 0
SISTEMA MAPFRE: 2,725
CAJA MADRID: 1,911

Appendix: Supplementary information

CORPORACIÓN MAPFRE:
Breakdown of premiums by line of business

2002



MAPFRE ASISTENCIA 2%
OTRAS 1%
MAPFRE VIDA 38%
MAPFRE RE 13%
MAPFRE AMERICA 22%
MAPFRE CAJA SALUD 4%
MAPFRE EMPRESAS 7%
MAPFRE SEGUROS GENERALES 13%

Total premiums: 5,647

2003(1)



MAPFRE ASISTENCIA 2%
MAPFRE VIDA 30%
MAPFRE RE 15%
MAPFRE AMERICA 22%
MAPFRE CAJA SALUD 5%
MAPFRE EMPRESAS 10%
MAPFRE SEGUROS GENERALES 16%

Total premiums: 5,315

1H 04



MAPFRE ASISTENCIA 2%
MAPFRE RE 14%
MAPFRE VIDA 28%
MAPFRE AMERICA 17%
MAPFRE CAJA SALUD 8%
MAPFRE EMPRESAS 15%
MAPFRE SEGUROS GENERALES 16%

Total premiums: 3,663

1) Figures refer to the premiums of MUSINI VIDA and MUSINI S.A. from October 2003 onwards.

Million euros

MAPFRE CAJA MADRID HOLDING:
Breakdown of premiums by distribution channel

	2002			2003[2]			JUNE 2004		
	Agents channel	Caja Madrid Channel	% Caja Madrid Channel	Agents channel	Caja Madrid Channel	% Caja Madrid Channel	Agents channel	Caja Madrid Channel	% Caja Madrid Channel
MAPFRE VIDA[1]	1,034.2	1,195.3	53.6%	829.7	821.7	49.8%	554.1	513.9	48.1%
Life premiums - Savings	967.7	1,137.2	54.0%	743.6	758.7	50.5%	488.5	475.3	49.3%
Life premiums - Risk	66.5	58.1	46.6%	86.1	63.0	42.3%	65.6	38.6	37.0%
MAPFRE SEGUROS GENERALES	739.9	46.7	5.9%	838.8	57.2	6.4%	571.9	40.2	6.6%
MAPFRE CAJA SALUD	237.2	8.9	3.6%	265.5	11.6	4.2%	306.8	15.0	4.7%
MAPFRE EMPRESAS	405.9	25.8	6.0%	565.1	31.5	5.3%	590.1	12.0	2.0%
MAPFRE INDUSTRIAL	320.8	25.6	7.4%	413.7	30.6	6.9%	306.1	11.6	3.7%
MAPFRE CAUCIÓN Y CRÉDITO	85.1	0.2	0.2%	103.7	0.9	0.9%	67.9	0.4	0.6%
MUSINI S.A.	---	—	---	47.7	—	---	216.1	---	---
TOTAL	**2,417.2**	**1,276.7**	**34.6%**	**2,499.1**	**921.9**	**26.9%**	**2,022.9**	**581.1**	**22.3%**

	2002	2003	1H 04
Non-Life Loss Ratio [3]	67.8	69.6	**70.2**
Non-Life Expense Ratio [3]	26.1	25.1	**21.4**
Combined Ratio [3]	93.9	94.7	**91.6**

1) Including externalisations.
2) Figures refer to the premiums of MUSINI VIDA and MUSINI S.A. from October 2003 onwards.
3) (Net claims incurred + variation of other technical reserves + net operating expenses + profit sharing and returns – other technical income + other technical expenses)/net premiums earned. Figures relative to Non-Life technical account.

Million euros

CORPORACIÓN MAPFRE:
Consolidated profit and loss account

	2001	2002	2003	% 03/02	1H 04
N/L Gross Premiums written	3,123.1	3,349.0	3,595.1	7.3%	2,489.6
N/L Net Premiums Written	2,682.1	2,749.2	2,930.1	6.6%	2,034.1
Net Premiums Earned	2,564.5	2,568.3	2,745.3	6.9%	1,556.2
Net Claims Incurred	-1,839.5	-1,783.7	-1,826.7	2.4%	-1,028.0
Variation, Other Technical Provisions	-18.2	-27.3	-35.2	29.0%	-21.9
Operating Expenses	-728.3	-747.4	-734.3	-1.7%	-383.7
Net Other U/W Income	-35.1	-43.0	-52.9	23.0%	-27.2
U/W Result	**-56.6**	**-33.1**	**96.2**	---	**95.4**
Net Inv. Income, Non-life Account	195.8	232.8	174.0	-25.3%	79.2
Variation, stabilization/equalization reserve	-2.9	-10.0	-31.4	213.1%	-23.9
Non-Life Technical Result	**136.3**	**189.7**	**238.8**	**25.9%**	**150.7**
Life GPW	2,658.1	2,290.9	1,715.4	-25.1%	1,162.8
Life Net Premiums Earned	2,605.9	2,233.4	1,665.0	-25.4%	1,089.0
Net Life Expenses	-126.7	-133.3	-139.0	4.3%	-77.9
U/W Result, Life Account	-293.5	-329.8	-456.9	38.5%	-257.1
Net Inv. Income, Life account	374.1	410.9	561.1	36.6%	315.4
Life Technical Result	**80.6**	**81.1**	**104.2**	**28.5%**	**58.3**
Total Technical Result	**216.9**	**270.8**	**343.0**	**26.7%**	**209.0**
Net financial income	21.3	10.7	12.2	14.0%	12.5
Other Non-technical Items	-4.1	-21.7	-21.2	-2.3%	-9.5
Extraordinary Items	-22.4	-0.8	-13.4	---	-4.2
Result before tax and minority interests	**211.7**	**259.0**	**320.6**	**23.8%**	**207.8**
Tax	-43.7	-67.6	-92.4	36.7%	-62.8
Result after tax	**168.0**	**191.4**	**228.2**	**19.2%**	**145.0**
Result attributable to minority interests	-71.9	-78.0	-86.9	11.4%	-52.7
RESULT AFTER TAX AND MINORITY INTERESTS	**96.2**	**113.4**	**141.3**	**24.6%**	**92.3**
Non-Life Loss Ratio (1)	72.4%	70.5%	67.8%	---	67.5%
Non-Life Expense Ratio (1)	29.8%	30.8%	28.7%	---	26.4%
Non-Life Combined Ratio (1)	102.2%	101.3%	96.5%	---	93.9%
Life Expense Ratio (2)	1.8%	1.5%	1.4%	---	---

Million euros

1) Ratios calculated over net premiums earned.
2) (Net operating expenses + profit sharing and returns – other technical income + other technical expenses) / average Life and unit-linked reserves.

CORPORACIÓN MAPFRE:
Consolidated quarterly results

NET RESULT BY QUARTER (million)

QUARTER	2001	2002	2003	2004
FIRST	25.8	28.5	34.1	45.2
SECOND	28.1	32.9	38.6	47.1
THIRD	17.4	28.0	34.5	--
FOURTH	24.9	24.0	34.0	--
TOTAL	**96.2**	**113.4**	**141.3**	--

QUARTERLY EPS


FIRST
SECOND
THIRD
FOURTH
TOTAL
2001
2002
2003
2004

EPS BY QUARTER

QUARTER	2001	2002	2003	2004
FIRST	0.14	0.16	0.19	0.19
SECOND	0.16	0.18	0.21	0.20
THIRD	0.10	0.15	0.19	--
FOURTH	0.14	0.13	0.19	--
TOTAL	**0.53**	**0.62**	**0.78**	--

Data adjusted for the share split, which took place on 15 September 2001. Figures in euros.

CORPORACIÓN MAPFRE:
Consolidated balance sheet

	2000	2001	2002	2003	1H 04
ASSETS					
Uncalled Share Capital	0.9	---	---	—	---
Fixed Assets and start-up expenses	76.3	90.8	93.9	91.4	**93.1**
Investments	7,985.5	10,260.3	11,558.1	14,736.5	**15,594.2**
Goodwill	290.7	415.2	403.4	456.4	**441.4**
Investments on account of policy holders assuming risk	509.7	739.4	574.7	446.1	**394.2**
Participation by reinsurance in technical reserves	409.0	477.7	526.4	1,041.3	**1,121.7**
Receivables, other assets and accruals	1,933.4	2,037.3	2,081.2	2,302.7	**3,139.9**
TOTAL ASSETS	11,205.3	14,020.7	15,237.7	19,074.4	**20,784.5**
LIABILITIES					
Shareholders' Equity	1,120.8	1,161.9	1,076.9	1,088.5	**1,659.3**
Minority interests	607.0	649.2	624.3	675.7	**708.8**
	4.0	3.0	2.9	3.0	**3.1**
Deferred income	7.0	21.0	14.7	9.4	**15.0**
Technical reserves	8,032.3	9,943.2	11,433.5	14,883.6	**15,983.2**
-Life technical reserves	5,695.9	7,163.0	8,671.3	11,133.5	**11,498.5**
-Other technical reserves	2,336.4	2,780.2	2,762.1	3,750.1	**4,484.7**
Technical reserves when inv. risk is assumed by policyholders	509.7	739.4	574.7	446.1	**394.2**
Provisions for risks and expenses	70.6	105.0	96.9	111.5	**117.6**
Deposits received on ceded reinsurance	69.5	79.2	94.0	112.1	**115.0**
Other liabilities and accruals	784.4	1,318.7	1,320.0	1,744.5	**1,788.3**
TOTAL LIABILITIES	11,205.3	14,020.7	15,237.7	19,074.4	**20,784.5**
Savings under management[(1)]	11,178.3	14,102.0	15,320.0	19,227.7	**20,448.0**
Employees	10,142.0	11,284.0	12,376.0	13,868.0	**14,626.0**

1) Includes: *mutual and pension funds (including defined benefit plans), Life reserves* plus other technical reserves. Figures do not include funds managed by the asset management subsidiaries of CAJA MADRID and MUSINI.

Million euros

CORPORACIÓN MAPFRE:
Consolidated investments breakdown

	2000	2001	2002	2003	**1H 04**
FIXED-ASSETS	535	567	514	528	**568**
EQUITY	161	173	143	201	**250**
FIXED-INCOME SECURITIES	5,585	7,610	9,217	11,411	**12,271**
INVESTMENT FUNDS	539	605	587	700	**754**
OTHER INVESTMENTS	1,165	1,305	1,097	1,897	**1,752**
TOTAL	7,986	10,260	11,558	14,737	**15,594**


100%
80%
60%
40%
20%
0%
2000
2001
2002
2003
1H 04
FIXED-ASSETS
EQUITY
FIXED-INCOME SECURITIES
INVESTMENT FUNDS
OTHER INVESTMENTS

Million euros

Ratings

MAPFRE MUTUALIDAD	***AM BEST***		
	Financial Strength Rating	A+ (Superior)/positive outlook, affirmed on 12/05/04
	STANDARD & POOR'S	
	Financial Strength Rating	AA (Excellent)/stable outlook, assigned on 19/06/04
CORPORACION MAPFRE	***AM BEST***	
	Bond issue	aa-/positive outlook, affirmed on 12/05/04
	STANDARD & POOR'S	
	Counterparty Credit Rating	AA- (Excellent)/stable outlook, assigned on 19/06/04
	Bond issue	AA- (Excellent)/stable outlook, assigned on 19/06/04
MAPFRE ASISTENCIA	***AM BEST***	
	Financial Strength Rating	A+ (Superior)/stable outlook, affirmed on 21/05/04
	MOODY'S	
	Financial Strength Rating	A1/stable outlook, assigned on 02/10/02
MAPFRE RE	***AM BEST***	
	Financial Strength Rating	A+ (Superior)/positive outlook, affirmed on 12/05/04
	STANDARD & POOR'S	
	Insurer Financial Strength Rating	AA- (Excellent)/stable outlook, assigned on 19/06/04

MAPFRE VIDA:
Breakdown of funds under management[1]

	2001	2002	2003	%03/02	1H 04
Regular premiums insurance	2,899.7	3,102.3	3,311.4	6.7%	**3,423.1**
- Agents channel	2,704.1	2,889.9	3,088.1	6.9%	**3,195.9**
- Bank channel	195.6	212.4	223.3	5.1%	**227.2**
Single premiums insurance	4,750.7	5,879.7	6,399.4	8.8%	**6,577.8**
- Agents channel	1,935.9	2,375.0	2,535.1	6.7%	**2,697.3**
- Bank channel	2,814.8	3,504.7	3,864.3	10.3%	**3,880.5**
Life insurance - Risk	58.0	78.6	102.9	30.9%	**110.2**
- Agents channel	17.6	24.5	28.3	15.5%	**30.4**
- Bank channel	40.4	54.1	74.6	37.9%	**79.8**
MUSINI VIDA	1,077.5	1,272.5	1,148.7	-9.7%	**1,111.3**
Total mathematical reserves	8,785.9	10,333.1	10,962.4	6.1%	**11,222.4**
Other reserves	114.1	125.5	163.6	30.4%	**233.0**
TECHNICAL RESERVES	8,900.0	10,458.6	11,126.0	6.4%	**11,455.4**
MUTUAL FUNDS	2,202.3	1,968.7	2,340.7	18.9%	**2,468.0**
PENSION FUNDS[2]	1,217.1	1,343.1	1,557.3	15.9%	**1,602.6**
THIRD-PARTY FUNDS UNDER MANAGEMENT	12,319.4	13,770.4	15,024.0	9.1%	**15,526.0**
SHAREHOLDERS' EQUITY	350.2	373.9	403.9	8.0%	**419.6**
TOTAL FUNDS UNDER MANAGEMENT	12,669.6	14,144.3	15,427.9	9.1%	**15,945.6**
MUSINI S.A.:	440.8	426.0	428.1	0.5%	**549.9**
- Mathematical reserves	440.8	426.0	428.1	---	**445.6**
- Mutual funds	---	---	---	---	**31.3**
- Pension funds	---	---	---	---	**73.0**
TOTAL FUNDS UNDER MANAGEMENT, LIFE AND SAVING BUSINESS	13,110.4	14,570.3	15,856.0	8.8%	**16,495.5**

Million euros

1) Figures include the Life insurance technical reserves of MUSINI S.A., which will be transferred to MAPFRE VIDA during fiscal year 2004.

2) Pension funds figures as of 1H 04 include €704.3 million (€635.4, €663.8 and €704.3 million for 2001, 2002 and 2003 respectively) corresponding to defined benefit funds entered into through a Life insurance contract.

MAPFRE VIDA:
Premiums breakdown

	2001	2002	2003	1H 04
Regular Premiums	457.7	416.7	412.0	**206.0**
- Agents channel	394.4	388.8	389.1	**195.0**
- Bank channel	63.3	27.9	22.9	**11.0**
Single Premiums	1,153.6	1,367.9	1,090.3	**644.2**
- Agents channel	231.8	339.0	328.0	**207.1**
- Bank channel	921.8	1,028.9	735.8	**431.6**
- MUSINI VIDA	---	---	26.5	**5.5**
Life premiums - Savings	1,611.3	1,784.6	1,502.3	**850.2**
Externalisation	860.8	320.4	---	**113.6**
- Agents channel	555.4	240.0	---	**45.1**
- Bank channel	305.4	80.4	---	**32.7**
- MUSINI VIDA	---	---	---	**35.8**
Sub-total	2,472.1	2,105.0	1,502.3	**963.8**
Life Premiums - Risk	105.8	124.6	149.1	**104.2**
- Agents channel	57.6	66.5	83.6	**62.9**
- Bank channel	48.2	58.1	63.0	**38.6**
- MUSINI VIDA	---	---	2.5	**2.7**
Health Premiums	69.1	---	---	**---**
TOTAL PREMIUMS	2,647.0	2,229.6	1,651.4	**1,068.0**
- Agents channel	1,308.3	1,034.3	800.7	**510.1**
- Bank channel	1,338.7	1,195.3	821.7	**513.9**
- MUSINI VIDA	---	---	29.0	**44.0**

Million euros

MAPFRE VIDA:
Embedded Value Earnings


913.7
8.0
0.0
75.5
35.9
- 4.1
115.4
- 58.1
970.9
2002 EV
Changes in the model
Changes in assumptions
Expected return
Value added by new business
Experience variance from assumptions
Value added in 2003
Dividends paid and other items(1)
2003 EV

Million euros

1) 'Other items' includes the donation to the Fundación MAPFRE VIDA (MAPFRE VIDA Foundation).

MAPFRE VIDA: Embedded Value[1]

	2001	2002	2003	% 03/02
VIF[2]	551.0	536.4	572.4	6.7%
VIF of MUSINI VIDA[3]	---	—	-2.7	—
Adjusted net asset value	343.2	377.3	401.2	6.3%
Embedded Value[4]	**894.2**	**913.7**	**970.9**	**6.3%**

1) Embedded value calculated by Consultora MAPFRE VIDA and certified by Watson Wyatt.
2) VIF = value of in-force. The figures shown in this line correspond to the sum of the values of the Life insurance, accidental death insurance, mutual funds and pension funds in-force businesses.
3) The value of in-force of MUSINI VIDA amounts to €0.1 million not taking into account that the actual mortality experience can vary with respect to the mortality tables presently used by MAPFRE VIDA. Over the next few years, MAPFRE VIDA will strengthen the mathematical reserves of MUSINI VIDA in the amount of €2.8 million. Assuming that such reserve strengthening were exactly sufficient in order not to yield neither a positive nor a negative mortality margin, the value of in-force of MUSINI VIDA would be -€2.7 million.
4) The embedded value is shown after taxes and solvency margin costs. It was calculated using a 8% discount rate for 2002 and 2003 and an 8.5% discount rate for 2001.

Million euros

MAPFRE VIDA:
Value added by new business[1]

	2003	
	APE[2]	VNB[3]
Mapfre Vida agents channel	68.5	26.6
Mapfre Vida bank channel	88.6	18.7
Accidental death business	14.9	4.7
Gross value added by the new Life insurance business	172.0	50.0
Gross value added by the new mutual and pension funds business		31.4
Gross value added by new business		81.4
Unallocated acquisition costs[4]		-45.5
Value added by new business		**35.9**

1) Value added by new business calculated as of 31 December 2003.
2) Annual premiums equivalent = 100% of annualised regular premiums + 10% of single premiums.
3) Value of new business = value added by new business.
4) Includes all expenses related to the distribution of products (sales force support, marketing, commercial training, product development, policy issuance, risk selection, etc.), except commissions, which were assigned by product to each channel.

Million euros

MAPFRE VIDA:
Sensitivity to the discount rate

	7.0%	8.0%	9.0%
2003 Embedded Value	1,036.0	970.9	913.9
Change	6.7%	–	-5.9%

Million euros

MAPFRE VIDA:
Assumptions

	2003	2002
● **Financial returns**		
– Reinvestment rates		
• Government bonds	4.30%	4.51%
• Corporate bonds	5.30%	5.51%
• Shares	6.80%	7.01%
• Real estate	6.80%	7.01%
• Cash	3.30%	3.51%
– Existing assets	Booked returns until maturity	Booked returns until maturity
● **Maintenance expenses**	– Based on internal analyses – Expressed in euros per policy – Indexed to a 2.5% inflation	– Based on internal analyses – Expressed in euros per policy – Indexed to a 3.5% inflation
● **Fees**	In line with the present fee structure	In line with the present fee structure
● **Mortality, disability, redemptions and turnovers**	Tables based on the company's own experience	Tables based on the company's own experience
● **Cost of the solvency margin**		
– Solvency margin	100% of the minimum legal requirement	100% of the minimum legal requirement
– Yield on investments backing the solvency margin	4.30%	4.51%
● **Tax rate**	35%	35%

MAPFRE VIDA:
Glossary

- An **embedded value** is an actuarial estimate of the economic value of the life insurance, accidental death insurance, pensions and mutual fund businesses, excluding any value attributable to future new business;
- The embedded value is defined as the sum of shareholders' **net assets**, considering assets at market value, and the **value of in-force business** (VIF);
- The value of in-force business (VIF) is determined as the present value of future statutory profits which are expected to be generated from the existing business in force at the valuation date, after corporate tax and after deducting the cost of holding a solvency margin equal to 100% of the minimum legal requirement;
- **Embedded value earnings** are defined as the change in embedded value during the year, including dividends paid and excluding capital injections, and provide a measure of the economic perfomance during the year;
- **Changes in the model**, differences between the financial model used to calculate the embedded value as of 31 December 2003 and that used to calculate the embedded value as of 31 December 2002;
- **Changes in assumptions**, changes in the future experience assumed in the calculation of the value of in-force business, including economic, expense, lapse, and mortality assumptions;
- **Expected return** on the beginning of the year embedded value, comprised of the actual investment return after tax, on the beginning of the year adjusted net assets less solvency margin, plus the return, at the discount rate, on the beginning of the year value of the in-force business and solvency margin;
- **Value added by new business** is the embedded value added by 2003 new business, after new business first year strain and after deducting the initial solvency margin requirement using end-of-year assumptions;
- **Experience variance** from assumptions are the deviations arising from the variance between the actual experience during the year and the assumed experience used to calculate the beginning-of-the-year embedded value.

MAPFRE AMÉRICA

COMPANY	Year of the initial investment	Year control acquired	% Ownership
MAPFRE ARGENTINA	1989	1989	100.0
MAPFRE VERA CRUZ (BRAZIL)	1991	1996	100.0
MAPFRE S.G. CHILE	1986	1997	100.0
MAPFRE S.G. COLOMBIA	1984	1995	100.0
MAPFRE TEPEYAC (MEXICO)	1990	1994	100.0
MAPFRE PARAGUAY	1988	1988	81.2
MAPFRE PERU	1996	1997	98.9
MAPFRE USA	1990	1990	100.0
LA CENTRO AMERICANA (EL SALVADOR)	1998	2000	71.5
MAPFRE URUGUAY	1994	1994	100.0
MAPFRE LA SEGURIDAD (VENEZUELA)	1996	1997	99.5

MAPFRE AMÉRICA:
Premiums by business line (%) - 2003

COMPANY	MOTOR	OTHER NON-LIFE	LIFE BURIAL	HEALTH	TOTAL
MAPFRE ARGENTINA	41	47	0	12	100
MAPFRE VERA CRUZ (BRAZIL)	72	28	0	0	100
MAPFRE S.G. CHILE	21	79	0	0	100
MAPFRE S.G. COLOMBIA	57	43	0	0	100
MAPFRE TEPEYAC (MEXICO)	67	14	10	9	100
MAPFRE PARAGUAY	44	52	3	0	100
MAPFRE PERU	36	55	0	9	100
MAPFRE USA (PUERTO RICO)	51	49	0	0	100
LA CENTRO AMERICANA (EL SALVADOR)	13	41	39	7	100
MAPFRE URUGUAY	46	54	0	0	100
MAPFRE LA SEGURIDAD (VENEZUELA)	25	20	2	53	100

MAPFRE RE:
Premiums breakdown - 2003

BY REGION



USA 9%
ROW 3%
LATIN AMERICA 14%
SPAIN 46%
EUROPE 28%

BY CEDENT



MAPFRE 42%
OTHER 58%

BY TYPE OF BUSINESS



FACULTATIVE 9%
NON PROPORTIONAL 15%
PROPORTIONAL 76%

BY LINE OF BUSINESS



OTHER 10%
LIFE AND ACCIDENTS 8%
MOTOR 7%
MARINE AND TRANSPORT 6%
PROPERTY 69%

Corporate Governance and Social Responsibility

- Corporate Governance:
  - The annual report on Corporate Governance can be found in the CORPORACIÓN MAPFRE 2003 Annual Report (pages 223 to 247).
  - Additional information is available on the MAPFRE website (www.mapfre.com, selecting the links Shareholders and Investors / Corporate Governance).
- The annual report on Social Responsibility can be found in the CORPORACIÓN MAPFRE 2003 Annual Report (pages 285 to 291).
- The CORPORACIÓN MAPFRE 2003 Annual Report can be downloaded from the MAPFRE website (www.mapfre.com, selecting the links Shareholders and Investors / Financial Information / Annual Reports / Annual Report 2003).

Provisional calendar for the year 2004

18/02/04	Release of year 2003 results
18/02/04	Analysts' presentation, year 2003 results - Madrid
19/02/04	Analysts' presentation, year 2003 results - London
06/03/04	Annual General Meeting - Madrid
29/04/04	Release of first quarter 2004 interim results
22/07/04	Release of first half 2004 results
28/10/04	Release of third quarter 2004 interim results
28/10/04	Analysts' presentation, third quarter 2004 interim results - Madrid
29/10/04	Analysts' presentation, third quarter 2004 interim results - London

Dates may be subject to changes

Investor Relations Department

Luigi Lubelli
Finance Director
+34-91-581-6071

Beatriz Izard Pereda
+34-91-581-2061

Antonio Triguero Sánchez
+34-91-581-5211

Marisa Godino Alvarez
Secretary
+34-91-581-2985

CORPORACIÓN MAPFRE, S.A.
Investor Relations Department
Carretera de Pozuelo a Majadahonda, nº 52
28220 Majadahonda
relacionesconinversores.cormap@mapfre.com

Disclaimer

This document is purely informative. Its content does not constitute, nor can it be interpreted as, an offer or an invitation to sell, exchange or buy, and it is not binding on the issuer in any way. The information about the plans of the Company, its evolution, its results and its dividends represents a simple forecast whose formulation does not represent a guarantee with respect to the future performance of the Company or the achievement of its targets or estimated results. The recipients of this information must be aware that the preparation of these forecasts is based on assumptions and estimates, which are subject to a high degree of uncertainty, and that, due to multiple factors, future results may differ materially from expected results. Among such factors, the following are worth highlighting: the evolution of the insurance market and of the economic enviroment in general in those countries where the Company operates; changes in the legal framework; changes in monetary policy; circumstances which may affect the competitiveness of insurance products and services; changes in the underlying tendencies on which the mortality and morbidity tables used in Life and Health insurance are based; frequency and severity of claims insured, with respect to reinsurance and general insurance, as well as to life insurance; variations in interest rates and exchange rates; risks associated with the use of derivative instruments; the impact of future acquisitions.

MAPFRE does not undertake to update or revise periodically the content of this document.